SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No: 1-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARD EMPLOYEES’ SAVINGS TRUST 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3: Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedules

1). Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

- December 31, 2004

2). Schedule H, Line 4j - Schedule of Reportable Transactions

- Year ended December 31, 2004

b)	Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Bard Employees’ Savings Trust 401(K) Plan
(Name of Plan)

By:	/s/ Todd C. Schermerhorn
Todd C. Schermerhorn
Senior Vice President and Chief Financial Officer

Dated: June 29, 2005

BARD EMPLOYEES’ SAVINGS TRUST 401(K) PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Independent Auditors’ Report Thereon)

BARD EMPLOYEES’ SAVINGS TRUST 401(K) PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Bard Employees’ Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2004, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic 2004 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The 2004 supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 23, 2005

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments (note 3)	$244,344,004	$184,374,617
Loans to participants	3,367,598	2,951,357

Total assets	247,711,602	187,325,974

Receivables:

Participants’ contributions	459,296	420,224
Employer’s contributions	1,830,943	—

Total receivables	2,290,239	420,224

Net assets available for benefits	$250,001,841	$187,746,198

See accompanying notes to financial statements.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Investment income:
Interest and dividend income	$3,774,954	$3,044,051
Interest income, participant loans	178,758	189,617
Net appreciation in fair value of investments (note 3)	49,832,493	37,306,242

	53,786,205	40,539,910

Contributions:
Employer	5,926,046	3,763,902
Participant	16,774,222	13,825,644

	22,700,268	17,589,546

Total additions	76,486,473	58,129,456

Deductions:
Payment of benefits	14,230,830	13,361,405

Net (decrease) increase	62,255,643	44,768,051
Net assets available for benefits:
Beginning of year	187,746,198	142,978,147

End of year	$250,001,841	$187,746,198

See accompanying notes to financial statements.

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Plan Description

The following description of the Bard Employees’ Savings Trust 401(k) Plan (the Plan) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a)	Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the Company) and plan participants. Effective January 1, 1998, company matching contributions were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the Code). This portion of the Plan invests primarily in qualifying employer securities. All domestic employees of the Company, not covered by a collective bargaining agreement, who have been scheduled for 1,000 hours of service, are eligible to participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Plan participants may elect to make tax deferred contributions through payroll deductions between 1% and 25% of their compensation, as defined by the Plan. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants’ contributions up to the first 2% of their compensation and 25% of contributions between 2% and 4% of their compensation. The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations.

The company declared a discretionary matching contribution of 100% on the first 1% of compensation, as defined by the Plan related to 2004. The total 2004 discretionary matching contribution was $1,830,943 and was paid on March 1, 2005.

At the company’s February 9, 2005 Board of Director’s meeting, a Plan amendment was ratified to prospectively increase the company’s matching contribution to 100% of the first 3% of compensation contributable and 50% of the next 1% of compensation contributable. This amendment is effective for the 2005 plan year.

As of December 31, 2004, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard 500 Index Fund – Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Fund – Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard LifeStrategy Conservative Growth Fund – Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund’s asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Vanguard LifeStrategy Growth Fund – Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Moderate Growth Fund – Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard Mid-Cap Index Fund – Seeks to track the investment returns of the S&P 400 MidCap Index, which measures the performance of the stocks of all regularly traded midsize companies. This fund provides a way to match the performance of companies with market capitalizations of $1.5 billion to $13 billion.

Vanguard Prime Money Market Fund – Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund – Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Small-Cap Index Fund – Seeks to track the investment returns of the Russell 2000 Index, which measures the performance of the 2,000 smallest companies out of the 3,000 largest U.S. companies. This fund provides a way to match the performance of a diversified group of small companies.

Vanguard Total Bond Market Index Fund – Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Wellington Fund – Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Retirement Savings Trust – Seeks to provide collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.

Bard Common Stock Fund – Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. Company contributions are initially invested solely in the Bard Common Stock Fund and may be made in cash or company stock.

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(c)	Forfeitures

In 2004, employer contributions were reduced by $744,165 from forfeited nonvested accounts. In addition total assets of the Plan include forfeited nonvested amounts totaling $44,248. These amounts will be used to reduce future company matching contributions.

(d)	Vesting

Participants are vested in the Company’s matching contribution as follows:

Years of Service	% Vested
Under 2	0%
2 but < 3	25%
3 but < 4	50%
4 but < 5	75%
5 or more	100%

(e)	Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the prime rate. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years.

(f)	Income Allocations

Investment income for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(g)	Distributions

Participants will receive the full amount of their vested account balance when one of the following events occurs: normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after attainment of age 59-1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment or in a series of installments over three to ten years.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)	Valuation of Investments

Investments in all funds are in the form of units of participation within the account, with the unit value of each account calculated periodically by the trustee reflecting transaction gains and losses, appreciation or depreciation of the market value of the account investments, interest and dividends. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

(c)	Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company is the appointed trustee of the Plan and administers the Plan’s assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan were paid by the Company during 2004.

(d)	Basis of Accounting

Accounting records maintained by the trustee are on the accrual basis of accounting. Investment transactions are recorded on a trade date basis. All Plan assets had a readily determinable market value as of December 31, 2004 and 2003.

(e)	Tax Status

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 4, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Risks and Uncertainties

The assets for the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates and changes in the equity markets have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates and equity prices do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock and bond market fluctuations, interest rate changes, economic conditions and world affairs.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with exception of the Bard Common Stock Fund, which principally invests in a single security.

(3)	Investments

At December 31, 2004 and 2003, the Plan’s assets were allocated among various investment funds.

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003:

	2004	2003
Vanguard I-S 500 Index Fund, 427,499 and 424,269 units, respectively	$47,726,010	$43,559,718
Bard Common Stock Fund, 2,692,379 and 2,839,247 units, respectively*	108,610,580	72,883,476
Vanguard PRIMECAP Fund, 334,769 and 307,643 units, respectively	20,856,109	16,317,382
Vanguard Retirement Savings Trust, 28,425,988 and 24,034,394 units, respectively	28,425,988	24,034,394

*	Nonparticipant directed

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $49,832,493 as follows:

Bard common stock	$40,142,340
Mutual funds	9,690,153

$49,832,493

(4)	Related-Party Transactions

As of December 31, 2004 and 2003, the Plan holds 1,697,571 and 897,027 shares of C.R. Bard, Inc. common stock, respectively, with a market value of $108,610,580 and $72,883,476 at December 31, 2004 and 2003, respectively. Certain plan investments are shares of various funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(6)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant directed investments is as follows:

	December 31
	2004	2003
Bard Common Stock Fund, 1,697,571 and 897,027 shares, respectively	$108,610,580	$72,883,476
Contribution receivable	1,876,847	34,557

	$110,487,427	$72,918,033

BARD EMPLOYEE’S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

	Year Ended December 31,
	2004	2003
Change in net assets:
Contributions	$8,193,617	$5,523,688
Other additions	—	1,072
Net appreciation in fair value of investments	40,142,350	20,919,733
Payment of benefits	(4,120,209)	(4,443,257)
Participant loan withdrawals	(840,141)	(687,191)
Other deductions	(6,408)	(5,335)
Transfers to participant-directed investments	(5,799,815)	(870,432)

	$37,569,394	$20,438,278

Schedule 1

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investments including maturity date, number of shares or units, rate of interest, collateral, par, or maturity value	Cost	Current value
Vanguard Retirement Savings Trust* The Vanguard Group	Units of participation in Vanguard Retirement Savings Trust, 28,425,988 units, $1.00 per unit	$28,425,988	28,425,988
Vanguard 500 Index Fund* The Vanguard Group	Units of participation in Vanguard 500 Index Fund, 427,499 units, $111.64 per unit	42,756,616	47,726,010
Vanguard International Growth Fund* The Vanguard Group	Units of participation in Vanguard International Growth Fund, 180,298 units, $18.86 per unit	3,004,348	3,400,419
Vanguard LifeStrategy Conservative Growth Fund* The Vanguard Group	Units of participation in Vanguard LifeStrategy Conservative Growth Fund, 76,796 units, $15.26 per unit	1,104,619	1,171,906
Vanguard LifeStrategy Growth Fund* The Vanguard Group	Units of participation in Vanguard LifeStrategy Growth Fund, 185,783 units, $20.04 per unit	3,356,808	3,723,097
Vanguard LifeStrategy Moderate Growth Fund* The Vanguard Group	Units of participation in Vanguard LifeStrategy Moderate Growth Fund, 190,199 units, $17.91 per unit	3,093,248	3,406,460
Vanguard Prime Money Market Fund* The Vanguard Group	Units of participation in Vanguard Prime Money Market Fund, 4,493,719 units, $1.00 per unit	4,493,719	4,493,719
Vanguard PRIMECAP Fund* The Vanguard Group	Units of participation in Vanguard PRIMECAP Fund, 334,769 units, $62.30 per unit	18,229,839	20,856,109
Vanguard Total Bond Market Index Fund* The Vanguard Group	Units of participation in Vanguard Total Bond Market Index Fund, 524,596 units, $10.27 per unit	5,352,225	5,387,601
Vanguard Wellington Fund* The Vanguard Group	Units of participation in Vanguard Wellington Fund, 198,049 units, $30.19 per unit	5,560,595	5,979,102
Vanguard Midcap Index Fund* The Vanguard Group	Units of participation in Vanguard Midcap Index Trust, 352,124 units, $15.64 per unit	4,428,531	5,507,222
Vanguard Small Cap Index Fund* The Vanguard Group	Units of participation in Vanguard Small Cap Index Fund, 210,880 units, $26.82 per unit	4,536,878	5,655,791
Bard Common Stock Fund* The Vanguard Group	Units of participation in Bard Common Stock Fund, 2,692,379 units, $40.34 per unit	40,869,342	108,610,580
Other Participant loans	With interest rates ranging from 5% to 10.50% and maturing through 2019	3,367,598	3,367,598

		$168,580,354	247,711,602

*	Represents a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm

Schedule 2

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2004

Identity of party Involved	Description of assets (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Inv	$9,029,808.81			$9,029,808.81
The Vanguard Group	Vanguard 500 Index Inv		$8,714,521.82	$8,242,278.81	8,714,521.82	$472,243.01
The Vanguard Group	Vanguard Retire Savings Trust	9,247,432.08			9,247,432.08
The Vanguard Group	Vanguard Retire Savings Trust		4,855,837.58	4,855,837.58	4,855,837.58	—
Plan Sponsor	Bard Common Stock Fund	13,173,030.01			13,173,030.01
Plan Sponsor	Bard Common Stock Fund		17,588,267.18	9,231,925.02	17,588,267.18	8,356,342.16

Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at January 1, 2004.

See accompanying Report of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

To the Retirement Committee of the Bard Employees’ Savings Trust 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-30217) on Form S-8 of C. R. Bard, Inc. of our report dated June 23, 2005, with respect to the statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2004 Form 11-K of the Bard Employees’ Savings Trust 401(k) Plan.

/s/ KPMG LLP

Short Hills, New Jersey

June 29, 2005